ORLEN

GK/AS/ 43 /2008

08000477

SEC file: 82-5036

Płock, 21 January 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

SUPPL

SEC
Mail Processing
Section

JAN 28 2008

Washington, DC
104

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 66/2008 to 4/2008;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

PROCESSED

FEB 04 2008

THOMSON
FINANCIAL

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Closing Deza agreement
Released	17:58 18-Jan-08
Number	1439M

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 4/2008 dated 18 January 2008

Transfer of shares of Agrobohemie and Synthesia from Unipetrol to Deza

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 18 January 2008 a transfer of 47,000 shares of Agrobohemie a.s., headquartered in Prague, Czech Republic ("Agrobohemie") and 26,447,571 shares with nominal value of CZK 40 of each and 1,529,591 shares with nominal value of CZK 400 of each of Synthesia, a.s., with its registered office at Pardubice, Czech Republic ("Synthesia") was made from the PKN ORLEN subsidiary, Unipetrol, a.s. headquartered in Prague, Czech Republic to DEZA, a.s., headquartered in Valašské Meziøíèí, Czech Republic ("Deza").

The transfer of shares was made pursuant to the two agreements signed on 31 October 2007 between Unipetrol, as the seller, and, Deza as the purchaser: the Share Purchase Agreement concerning the sale of shares in Agrobohemie and the Share Purchase Agreement concerning the sale of shares in Synthesia.

On the basis of the two above mentioned agreements Unipetrol has sold to Deza:

- 46,950 ordinary shares of Agrobohemie, representing 50% shares in Agrobohemie registered capital and votes at the General Meeting of Shareholders of Agrobohemie. The nominal value of the Agrobohemie Shares is CZK 10,800 per share (i.e. approximately PLN 1,494, based on average CZK/PLN exchange rates as of 18 January 2008, as stated by the National Bank of Poland) ("Agrobohemie Shares").

- 26,447,571 ordinary bearer shares of Synthesia, representing 24.58% shares in Synthesia registered capital and votes at the General Meeting of Shareholders of Synthesia wth the nominal value of the of CZK 40 per share (i.e. approximately PLN 5.5, based on average CZK/PLN exchange rates as of 18 January 2008, as stated by the National Bank of Poland) ("Synthesia Shares").

- 1,529,591 ordinary bearer shares of Synthesia representing 14,21% shares in Synthesia registered capital and votes at the General Meeting of Shareholders of Synthesia with the nominal value of CZK 400 per share (i.e. approximately PLN 55, based on average CZK/PLN exchange rates as of 18 January 2008, as stated by the National Bank of Poland) ("Synthesia Shares")

The purchase price for the Agrobohemie shares amounted in total to CZK 503,000,000 (i.e. approximately PLN 69,564,900, based on average CZK/PLN exchange rates as of 18 January 2008, as stated by the National Bank of Poland). The purchase price for the Synthesia shares amounted in total to CZK 680,000,000 (i.e. approximately PLN 94,044,000, based on average CZK/PLN exchange rates as of 18 January 2008, as stated by the National Bank of Poland).

The book value of the Agrobohemie Shares in the Unipetrol books amounted to CZK 507,600,000 as of 18 January 2008 (i.e. approximately PLN 70,201,080, based on average CZK/PLN exchange rates as of 18 January 2008, as stated by the National Bank of Poland). The book value of the Synthesia Shares in the Unipetrol books amounted to CZK 344,435,320 as of 18 January 2008 (i.e. approximately PLN 47,635,405, based on average CZK/PLN exchange rates as of 18 January 2008, as stated by the National Bank of Poland).

The main business activities of Agrobohemie include ammonia and urea wholesale.
The main business activities of Synthesia include production of pigments and dyes.

PKN ORLEN owns 63% of votes at the General Meeting of Unipetrol.

The Supervisory Board of Agrobohemie consists of 2 members, none of which is a Unipetrol employee. The Supervisory Board of Synthesia consists of 6 members, none of which is a Unipetrol employee. The Unipetrol Supervisory Board consists of 12 members, 9 of which are PKN ORLEN employees. The Agrobohemie

Management Board consists of 4 members, none of which is Unipetrol employees. The Synthesia Management Board consists of 7 members, none of which is Unipetrol employees.

Unipetrol will not have any shareholding in Agrobohemie or Synthesia once the transaction is closed.

As the Agrobohemie Shares and Synthesia Shares represent more that 20% of their initial capital, they are significant assets in accordance with the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities (Journal of Laws as of 26 October 2005).

See also: regulatory announcement no 62/2007 dated 31 October 2007.

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agreement with Lukoil
Released	16:02 16-Jan-08
Number	9302L

PKN ORLEN SA
SEC File
82-5036

PKN ORLEN has signed an agreement with Lukoil Warsaw for the sale of fuels
Regulatory announcement no 3/2008 dated 16 January 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby informs that on 16 January 2008 it signed a one-year agreement with Lukoil Warsaw Sp. z o.o. ("Lukoil Warsaw"). The agreement was signed for the sale by PKN ORLEN of gasoline and diesel oil to Lukoil Warsaw for the period 16 January 2008 to 31 December 2008. The estimated net value of the agreement amounts to approximately PLN 1,054,718,000 (gross value: PLN 1,286,756,000).

Moreover, within the last 12 months, PKN ORLEN has signed with Lukoil Warsaw three additional agreements for the sale of gasoline and diesel oil to Lukoil Warsaw .

The total estimated net value of all the agreements concluded by PKN ORLEN with Lukoil Warsaw within the last twelve months amounts to PLN 1,660,091,500 (gross value: PLN 2,025,312,300).

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the agreements signed by PKN ORLEN constitute a "significant agreement" due to the fact that their value within the termination period exceeds 10% of PKN ORLEN's equity.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of AgroAzoty
Released	07:00 09-Jan-08
Number	3690L

Regulatory announcement no 2/2008 dated 8 January 2008
Anwil has disposed of its shares in AGRO - AZOTY II WLOCLAWEK

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") informs that on 8 January 2008 its subsidiary, Zaklady Azotowe Anwil, a joint stock company headquartered in Wloclawek, Poland ("Anwil"), as seller, and two individuals: Mr. Slawomir Stronikowski and Mr. Arkadiusz Talarek, as purchasers ("Purchasers"), signed an agreement ("Agreement") regarding the sale of shares in Przedsiebiorstwo Rolne AGRO - AZOTY II WLOCLAWEK Spolka z ograniczona odpowiedzialnoscia, headquartered in Laka, Poland ("AGRO - AZOTY II WLOCLAWEK").

As a result of signing the Agreement Anwil has sold to the Purchasers 8 830 shares in AGRO - AZOTY II WLOCLAWEK ("Disposed Shares") with a nominal value of PLN 100 for each share and a total nominal value of PLN 883 000. The Disposed Shares represent 100% of the registered capital of AGRO - AZOTY II WLOCLAWEK, and 100% of the votes at the Shareholders' General Meeting of AGRO - AZOTY II WLOCLAWEK. The purchase price for the Disposed Shares amounts to PLN 649 888. The book value of the Disposed Shares in Anwil's books amounts to PLN 507 444.88 as of the day of signing the agreement. As a result of the disposal, Anwil no longer owns shares in the registered capital of AGRO - AZOTY II WLOCLAWEK.
The payment for the Shares was made on the day of signing the Agreement. The Disposed Shares in AGRO - AZOTY II WLOCLAWEK were transferred to the Purchasers at the moment of payment and on the date of signing the agreement.

The main business activities of AGRO - AZOTY II WLOCLAWEK are husbandry connected with the farming of animals, services related to the processing and preservation of vegetables and fruit, and the production of ethyl alcohol. AGRO - AZOTY II WLOCLAWEK also deals with husbandry services.

Except in respect to the execution of the Agreement referred to above, and apart from normal business relations, no other relationship exists between PKN ORLEN, PKN ORLEN's managing or supervisory persons, and the Purchasers.

PKN ORLEN owns approximately 84.49% of the registered capital of Anwil and 84.49% of the total number of votes at the Shareholders' General Meeting of Anwil.

As the Disposed Shares represent 100% of the registered capital of AGRO - AZOTY II WLOCLAWEK, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

Simultaneously with the sale of Shares, Anwil sold to the Purchasers grounds, buildings and tangible assets, which had been leased by AGRO - AZOTY II WLOCLAWEK, for a total price of PLN 4 840 748.04.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	OrlenTransport registration
Released	16:09 02-Jan-08
Number	9454K

Regulatory announcement no 1/2008 dated 2 January 2008
PKN ORLEN has acquired shares in ORLEN Transport

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 2 January 2008, it was informed that the District Court in Warsaw (Poland) has registered a company, ORLEN Transport, a joint stock company headquartered in Plock ("ORLEN Transport"). PKN ORLEN has acquired 65,460,141 shares in ORLEN Transport, with a par value PLN 1 of each share, representing approximately 97.61% of the initial capital of ORLEN Transport, and representing 97.61% of votes at the general meeting of shareholders of ORLEN Transport.

ORLEN Transport has been created as result of merger of six following PKN ORLEN's subsidiaries: ORLEN Transport Plock Sp. z o.o., ORLEN Transport Kedzierzyn-Kozle Sp. z o.o., ORLEN Transport Nowa Sol Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o., ORLEN Transport Slupsk Sp. z o.o., ORLEN Transport Olsztyn Sp. z o.o.

The shares in ORLEN Transport have been acquired by PKN ORLEN in the following manner:

1) 28,593,862 ORLEN Transport shares
   - for 51,566 shares in ORLEN Transport Plock Sp. z o.o. with a par value PLN 500 per share, representing approximately 98.60% of the initial capital and the same percentage of votes at the general meeting of ORLEN Transport Plock Sp. z o.o.
   - the book value of ORLEN Plock Sp. z o.o. shares in PKN ORLEN books, as of the day of merger, amounted to PLN 25,782,750.06.
2) 7,674,386 ORLEN Transport shares
   - for 18,875 shares in ORLEN Transport Kedzierzyn-Kozle Sp. z o.o., with a par value PLN 500 per share, representing approximately 94.29% of the initial capital and the same percentage of votes at the general meeting of ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.
   - the book value of ORLEN Kedzierzyn-Kozle Sp. z o.o. shares in PKN ORLEN books, as of the day of merger, amounted to PLN 5,000,000.35 PLN.
3) 11,319,360 ORLEN Transport shares
   - for 19,535 shares in ORLEN Transport Nowa Sol Sp. z o.o., with a par value PLN 500 per share, representing approximately 99.19% of the initial capital and the same percentage of votes at the general meeting of ORLEN Transport Nowa Sol Sp. z o.o.
   - the book value of ORLEN Transport Nowa Sol Sp. z o.o. shares in PKN ORLEN books, as of the day of merger, amounted to PLN 9,766,563.10 PLN.
4) 2,488,959 ORLEN Transport shares
   - for 34,086 shares in ORLEN Transport Szczecin Sp. z o.o., with a par value PLN 100 per share, representing approximately 99.56% of the initial capital and the same percentage of votes at the general meeting of ORLEN Transport Szczecin Sp. z o.o.
   - the book value of ORLEN Transport Szczecin Sp. z o.o. shares in PKN ORLEN books, as of the day of merger, amounted to PLN 3,200,000 PLN.
5) 8,518,163 ORLEN Transport shares
   - for 83,898 shares in ORLEN Transport Slupsk Sp. z o.o., with a par value PLN 100 per share, representing approximately 97.06% of the initial capital and the same percentage of votes at the general meeting of ORLEN Transport Slupsk Sp. z o.o.
   - the book value of ORLEN Transport Slupsk Sp. z o.o. shares in PKN ORLEN books, as of the day of merger, amounted to PLN 7,599,999.89 PLN.
6) 6,865,411 ORLEN Transport shares

- for 80,316 shares in ORLEN Transport Olsztyn Sp. z o.o., with a par value 100 PLN per share, representing approximately 94.90% of the initial capital and the same percentage of votes at the general meeting of ORLEN Transport Olsztyn Sp. z o.o.
- the book value of ORLEN Transport Olsztyn Sp. z o.o. shares in PKN ORLEN books, as of the day of merger, amounted to PLN 5,500,000.28 PLN.

The main business activities of ORLEN Transport concerns the road transport of goods with the use of special vehicles, including fuel transportation. Improvement of economical performance of the assets of the six merged companies is expected as the result of merger. PKN ORLEN's investment in ORLEN Transport is regarded as long-term.

The Supervisory Board of ORLEN Transport consists of 4 members, employed by PKN ORLEN (including one of the Members of the PKN ORLEN Management Board). The Management Board of ORLEN Transport consists of 4 members, all of whom have been up until now employees of PKN ORLEN subsidiaries.

As the purchased shares in ORLEN Transport represent approximately 97.61% of the registered capital of ORLEN Transport, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Signing an agreement
Released	07:00 02-Jan-08
Number	8649K

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 76/2007 dated 31 December 2007

ORLEN PetroCentrum has signed an agreement with ORLEN PetroTank

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby informs that on 31 December 2007 a PKN ORLEN subsidiary - ORLEN PetroCentrum Sp. z o.o. ("ORLEN PetroCentrum") signed an agreement with Orlen PetroTank Sp. z o.o. ("Orlen PetroTank"). The agreement, relating to the sale of gasoline and diesel oil by ORLEN PetroCentrum to ORLEN PetroTank, was signed for the period 1 January 2008 to 31 December 2008. The estimated net value of the agreement signed on 31 December 2007 amounts to PLN 1,317 million (gross value: PLN 1,607 million).

Moreover, ORLEN PetroCentrum has concluded within the last twelve months with ORLEN PetroTank a supplement to the agreement regarding the sale of fuels, with a value estimated to amount to PLN 694 million, which was described in regulatory announcement no 93/2006 dated 30 December 2006. The estimated net value of the additional fuel sales (above the value mentioned in regulatory announcement no 93/2006 dated 30 December 2006) amounts to PLN 324 million (gross value: PLN 395 million).

The total estimated value of all of the agreements concluded by ORLEN PetroCentrum with ORLEN PetroTank within the previous twelve months amounts to PLN 1,641 million (gross value: PLN 2,002 million).

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the agreements signed by ORLEN PetroCentrum constitutes a "significant agreement" due to the fact that their total value within the termination period exceeds 10% of PKN ORLEN's equity.

PKN ORLEN holds 100% of the shares in Orlen PetroCentrum and 90% of the shares in ORLEN PetroTank.

See also: Regulatory announcement 93/2006 dated 30 December 2007.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Company	Polski Koncern Naftowy Orlen S.A.	
TIDM	POKD	
Headline	Agreement with ORLENPetro	
Released	16:06 27-Dec-07	
Number	7111K	

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 75/2007 dated 27 December 2007
PKN ORLEN has signed agreement with ORLEN PetroCentrum

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby informs that on 27 December 2007 it signed a one-year agreement with ORLEN PetroCentrum Sp. z o.o. ("ORLEN PetroCentrum"). The agreement was signed for the sale by PKN ORLEN of gasoline and diesel oil to ORLEN PetroCentrum for the period 1 January 2008 to 31 December 2008.

The total estimated net value of the agreement amounts to approximately PLN 4,614,892,000.

PKN ORLEN owns 100% of the shares in ORLEN PetroCentrum.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the agreement signed by PKN ORLEN constitutes a "significant agreement" due to the fact that its value within the termination period exceeds 10% of PKN ORLEN's equity.

See also: Regulatory announcement no 89/2006 dated 28 December 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agreement with J&S
Released	16:03 27-Dec-07
Number	7104K

Regulatory announcement no 74/2007 dated 27 December 2007
Agreements signed with J&S Energy

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby informs that on 27 December 2007 it signed three one-year agreements with J&S Energy S.A. ("J&S Energy"). The total estimated net value of all the above-mentioned agreements amounts to approximately PLN 1,570,297,723 (gross value: PLN 1,915,763,222).

The first agreement was signed for the sale by PKN ORLEN of gasoline and diesel oil to J&S Energy S.A. for the period 1 January 2008 to 31 December 2008. The estimated net value of the first agreement amounts to approximately PLN 896,793,000 (gross value: PLN 1,094,087,460).

The second and the third agreements were signed for the purchase by PKN ORLEN of gasoline and diesel oil from J&S Energy for the period 1 January 2008 to 31 December 2008. The estimated net value of the second and third agreements amounts respectively to PLN 150,468,223 (gross value: PLN 183,571,232) and PLN 523,036,500 (gross value: PLN 638,104,530).

Moreover, PKN ORLEN has concluded within the last twelve months with J&S Energy other agreements for the sale and purchase of gasoline and diesel oil with a total net value amounting to PLN 72,981,640 PLN (gross value: PLN 89,037,600).

The total estimated value of all of the agreements concluded by PKN ORLEN with J&S Energy within the last twelve months amounts to PLN 1,643,279,363 (gross value: PLN 2,004,800,823).

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the agreements signed by PKN ORLEN constitute a "significant agreement" due to the fact that their value within the termination period exceeds 10% of PKN ORLEN's equity.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Credit Agreement with EIB
Released	16:06 21-Dec-07
Number	5605K

Regulatory announcement no 73/2007 dated 21 December 2007
PKN ORLEN has signed a credit agreement with the European Investment Bank

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") informs that on 21 December 2007, it signed a credit agreement ("Agreement") with the European Investment Bank ("EIB") in the amount of EUR 300 million, i.e. PLN 1 085.4, based on a EUR/PLN average exchange rate as of 21 December 2007, as quoted by the National Bank of Poland.

The Agreement has been signed for a twelve-year credit in the amount of EUR 300 million, i.e. PLN 1 085.4, based on a EUR/PLN average exchange rate as of 21 December 2007, as quoted by the National Bank of Poland. The aim of signing the Agreement by PKN ORLEN, is to assure the financial resources for the financing of part of the construction costs of the paraxylene and purified terephthalic acid units.

In addition, on 25 June 2007 PKN ORLEN signed with the EIB a credit agreement in the amount of EUR 210 million, i.e. PLN 759.8, based on a EUR/PLN average exchange rate as of 21 December 2007, as quoted by the National Bank of Poland, on the financing of investments in connection with the development of the fuel sites network and environment protection.

On 21 December 2007 the total value of agreements signed between PKN ORLEN and the EIB amounted to EUR 510 million, i.e. PLN 1 845.18, based on a EUR/PLN average exchange rate as of 21 December 2007, as quoted by the National Bank of Poland.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities", the agreements signed by PKN ORLEN and the EIB in the last twelve months, constitute "significant agreements" due to the fact that their total value within the termination period exceeds 10% of PKN ORLEN's equity.

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Company	Polski Koncern Naftowy Orlen S.A.	
TIDM	POKD	
Headline	Agreement with BP Polska	
Released	15:59 21-Dec-07	
Number	5597K	

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 72/2007 dated 21 December 2007

Signing the agreements for sale of fuels with BP Polska

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby informs that on 21 December 2007 it signed two one-year agreements with BP Polska Sp. z o.o. ("BP Polska"). The agreements were signed for the sale by PKN ORLEN of gasoline and diesel oil to BP Polska for the period 1 January 2008 to 31 December 2008.
The estimated net value of the first agreement amounts to approximately PLN 4.014.690.000, and the estimated net value of the second agreement amounts to approximately PLN 600,200,000.
The total estimated net value of the agreements amounts to approximately PLN 4,614,890,000.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the agreements signed by PKN ORLEN constitutes a "significant agreement" due to the fact that its value within the termination period exceeds 10% of PKN ORLEN's equity.

See also: Regulatory announcement no 90/2006 dated 29 December 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agreement with Shell
Released	15:57 21-Dec-07
Number	5593K

Regulatory announcement no 71/2007 dated 21 December 2007

PKN ORLEN has signed the agreement for sale of fuels with Shell Polska

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby informs that on 21 December 2007 it signed a one-year agreement with Shell Polska Sp. z o.o. ("Shell Polska"). The agreement was signed for the sale by PKN ORLEN of gasoline and diesel oil to Shell Polska for the period 1 January 2008 to 31 December 2008. The total estimated net value of the agreement amounts to approximately PLN 4,116,780,000.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the agreement signed by PKN ORLEN constitutes a "significant agreement" due to the fact that its value within the termination period exceeds 10% of PKN ORLEN's equity.

See also: Regulatory announcement no 91/2006 dated 29 December 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Donation to Plock District
Released	07:00 21-Dec-07
Number	4556K

Regulatory announcement no 70/2007 dated 20 December 2007

PKN ORLEN donated shares in Wisla Plock to Plock District

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") informs that on 20 December 2007, as donor, and Gmina Plock District, as donee, signed a contract of donation regarding shares ("Contract") in Wisla Plock a joint stock company, headquartered in Plock, Poland ("Wisla Plock") and a contract of donation regarding the Kazimierz Gorski stadium.

PKN ORLEN gave to Plock District 10,000 ordinary, registered shares in Wisla Plock with a nominal value of each share amounting to PLN 100 ("Given Shares") and the total nominal value amounting to PLN 1,000,000. The Given Shares represent 100% of the registered capital of Wisla Plock, and 100% of the votes at the Shareholders' General Meeting of Wisla Plock. The Given Shares in Wisla Plock have been transferred to Plock District on the date of signing the Contract.

The share capital of Wisla Plock amounts to PLN 1,000,000 and is divided into 10,000 equal and indivisible shares with a nominal value PLN 100 per share. The book value of the Given Shares in the PKN ORLEN books amounted to PLN 1,000,000 as on the date of signing the Contract. As a result of the donation, PKN ORLEN will have no shares in the registered capital of Wisla Plock.

The main business activities of Wisla Plock concerns conducting sport activities including participation in the professional and amateur competitions and events in such sport disciplines as handball and football, as well as performing other business activities related to sport.

Plock District is a territorial self-governmental body performing in accordance to the Law on the territorial self-governmental bodies dated 8 March 1990 (with the subsequent changes) and executing public tasks on its own behalf and on its own responsibility.

As the Given Shares represent 100% of the registered capital of Wisla Plock, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	07/02/08EGM DraftResolutions
Released	07:00 21-Dec-07
Number	4555K

Regulatory announcement no 69/2007 dated 20 December 2007

Draft resolutions to be presented to the EGM of PKN ORLEN S.A. as of 7 February 2008

Polski Koncern Naftowy ORLEN S.A. hereby announces the draft resolutions to be presented to the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. as of 7 February 2008.

RESOLUTION NO.

**OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008**

regarding the election of the Chairman of the Extraordinary General Meeting

§ 1

Pursuant to Art. 409, § 1 sentence 1 of the Code of Commercial Companies in conjunction with § 5 of the Constitution of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects Ms./Mr. .... as Chairman of the General Meeting.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO.

**OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008**

regarding the adoption of the agenda of the Extraordinary General Meeting

§ 1

The Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to adopt the following agenda:

1. Opening.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions.
4. Approval of the Agenda.
5. Election of the Vote Counting Commission.
6. Changes to the composition of the Supervisory Board of PKN ORLEN.
7. Closure of the General Meeting of Shareholders.

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO.

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the election of the Tellers Committee

§ 1

Pursuant to § 8 of the Constitution of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects the following persons as members of the Tellers Committee:

- ……………
- ……………
- ……………

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO.

OF THE EXTRAORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A. dated 7 February 2008

regarding the establishment of the number of members of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 14 par. 1 of the Constitution of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides that the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. shall consist of .... persons.

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO.

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the removal from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to remove ………………… from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO.

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Ms./Mr. .... to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO.

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company's Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Ms./Mr. ……………. to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A, as an independent Member.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN ORLEN EGM Agenda
Released	07:00 21-Dec-07
Number	4551K

PKN ORLE...
SEC File
82-5036

Regulatory announcement 68/2007 dated 20 December 2007

Agenda for the Extraordinary General Meeting of PKN ORLEN as of 7 February 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN", "Company") inline with Article 398 in connection with Article 400 of the Code of Commercial Companies and inline with §7 item 4 of the Company's Articles of Association, convenes the Extraordinary General Meeting ("Meeting") of PKN ORLEN, to be held on 7 February 2008. The Meeting shall commence at 11.00 CET in Plock (Poland) at the following address:
Dom Technika
ul. Kazimierza Wielkiego 41

Agenda of the Extraordinary General Meeting of Shareholders:
1. Opening.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions.
4. Approval of the Agenda.
5. Election of the Vote Counting Commission.
6. Changes to the composition of the Supervisory Board of PKN ORLEN.
7. Closure of the General Meeting of Shareholders.

PKN ORLEN hereby informs that in connection with Article 406 § 3 of the Code of Commercial Companies the participation in the Meeting is permitted on condition of submitting certificate at the latest one week before the Meeting, which means by 30 January 2008, in the Company's headquarters in Plock, Poland, 7 Chemikow St. (between 8:00 and 16:00 in the Legal Office – building 07, room 510). The certificates must state the number of shares owned, the number of votes and confirm that the shares will have been deposited in the account by the end of the Meeting.

Copies of the motions referring to the issues included in the Meeting's agenda will be made available no earlier than a week before the Meeting in the Company's headquarters, Chemikow 7, Plock, and in Warsaw, 4 Pankiewicza St. at the reception desk from 8:00 till 16:00.

The list of shareholders entitled to participate in the Meeting will be made available at the reception desk in the Company's headquarters in Plock, 7 Chemikow St. and in Warsaw, 4 Pankiewicza St. for three business days before the Meeting.

Registration of shareholders and distribution of voting cards will begin at 10.00 in the day of the Meeting.

PKN ORLEN Management Board informs that detailed information regarding Extraordinary General Meeting are available on the PKN ORLEN website: www.orlen.pl.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agreement with ANWIM
Released	07:00 21-Dec-07
Number	4543K

Regulatory announcement no 67/2007 dated 20 December 2007

PKN ORLEN signed with ANWIM S.A. the agreement on sale of fuels

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby informs that on 20 December 2007, it signed a one-year agreement with ANWIM S.A., with the total net value amounting to approximately PLN 984,220,000 (brut value: PLN 1,200,748,400).

The above mentioned agreement was signed for the sale of gasoline and diesel oil by PKN ORLEN to ANWIM S.A. for the period 1 January 2008 to 31 December 2008.

Moreover, on 28 December 2006, PKN ORLEN has concluded with ANWIM Sp. z o.o. (present name is ANWIM S.A.) an agreement for the sale of gasoline and diesel oil in year 2007 with the total net value amounting to approximately PLN 769,488,773 (brut value: PLN 938,776,303).

The total net estimated value of all of the agreements concluded by PKN ORLEN and ANWIM S.A. within the last twelve months amounts to PLN 1,753,708,773 (brut value: PLN 2,139,524,703).

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities", the agreements signed by PKN ORLEN and ANWIM S.A. constitutes a "significant agreements" due to the fact that their total value within the termination period exceeds 10% of PKN ORLEN's equity.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN S.A.
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of shares in subsidiary
Released	17:03 12-Dec-07
Number	7901J

Rafineria Jedlicze has disposed of its shares in Raf-Remat

Regulatory announcement no 66/2007 dated 12 December 2007

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") informs that on 12 December 2007 its subsidiary, Rafineria Nafty Jedlicze, a joint stock company headquartered in Jedlicze ("Rafineria Jedlicze"), as seller, and Petro-Mechanika a limited liability company headquartered in Plock ("Petro-Mechanika"), as purchaser, signed an agreement regarding the sale of 16,879 shares ("Disposed Shares") in Raf-Remat a limited liability company ("Raf-Remat"). The Disposed Shares in Raf-Remat have been transferred to Petro-Mechanika on the date of signing the agreement.

The Disposed Shares represent 96% of the registered capital of Raf-Remat, and 96% of the votes at the Shareholders' General Meeting of Raf-Remat. As a result of the disposal, Rafineria Jedlicze will have no shares in the registered capital of Raf-Remat.

The nominal value of each Raf-Remat share amounts to PLN 100. The book value of the Disposed Shares in the Rafineria Jedlicze books amounted to PLN 1,687,900 as of 12 December 2007. The purchase price for the Disposed Shares, amounting to PLN 2,600,000, was paid by Petro-Mechanika in cash.

Additionally, on 12 December 2007, Rafineria Jedlicze sold to Petro-Mechanika tangible assets, which are used in Raf-Remat's operations, for a total net price of PLN 1,050,000.

The main business activities of Rafineria Jedlicze are the regeneration and purchase of processed oils, the production and sale of heating oils, and the production of base oils based on the re-processing of used oils and the production of organic solvents.

The main business activities of Raf-Remat are the provision of various services such as the maintenance of machines and devices, equipment repairs, power engineering, and storage and supplies.

The main business activities of Petro-Mechanika concern, among other activities, undertaking technological projects, the production and maintenance of chemical apparatus, the maintenance and repair of rotating devices, the servicing and recovery of industrial fittings, and the maintenance and renovation of railway tracks and junctions.

PKN ORLEN owns approximately 75% of the registered capital of Rafineria Jedlicze and 75% of the total number of votes at the Shareholders' General Meeting of Rafineria Jedlicze

The Supervisory Board of Raf-Remat consists of 3 members, all of whom are Rafineria Jedlicze employees.

The Supervisory Board of Rafineria Jedlicze consists of 9 members, 7 of whom are PKN ORLEN employees, and one is a Rafneria Jedlicze employee.

As the Disposed Shares represent more that 20% of the registered capital of Raf-Remat, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

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PKN ORLEN SA
SEC File
82-5036

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